June 30, 2011
ADVANTEST CORPORATION
Haruo Matsuno, Representative Director, President & CEO
 Stock Code Number: 6857, TSE first section
Ticker Symbol: ATE, NYSE

CONTACT:
Hiroshi Nakamura
Managing Executive Officer &
Executive Vice President, Corporate Administration Group
Phone: +81-(0)3-3214-7500

News Report on Borrowings by the Company

This is to give notice that the June 30, 2011 news report regarding borrowings by Advantest Corporation was not based on information disclosed by us.